

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2020

Nadeem Nisar
Chief Executive Officer
Fortistar Sustainable Solutions Corp.
One North Lexington Avenue
White Plains, NY 10601

> **Re: Fortistar Sustainable Solutions Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 10, 2020**
> **CIK No. 0001822862**

Dear Mr. Nisar:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted September 10, 2020

General

1. Please revise your registration statement to clarify whether you commissioned any of the third-party data that you cite in the prospectus. To the extent that you commissioned such data, also provide the consent of the third-party in accordance with Rule 436 of the Securities Act.

Nadeem Nisar
Fortistar Sustainable Solutions Corp.
October 6, 2020
Page 2

<u>Management</u>
<u>Officers, Directors, and Director Nominees, page 107</u>

2.   Please revise your disclosure to more specifically describe Messrs. Bryceland's and Kelly's employment from 2015 to the present. Please refer to Item 401(e) of Regulation S-K.

 You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Alexander D. Lynch